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Exhibit 4.2(ii)

AMENDMENT TO RIGHTS AGREEMENT

        This Amendment to Rights Agreement (the "Amendment") is entered into as of February 18, 2003, between CIBER, Inc., a Delaware corporation (the "Company") and UMB Bank, N.A. (the "Rights Agent").

        WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement, dated as of August 31, 1998 (the "Rights Agreement");

        WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may supplement or amend the Rights Agreement without the approval of any holders of rights thereunder; and

        WHEREAS, The Company and the Rights Agent, wish to amend certain provisions of the Rights Agreement.

        NOW THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties hereby agree as follows:

        1.    Certain Definitions.    For purposes of this Amendment, capitalized terms not otherwise defined shall have the meaning given them in the Rights Agreement.

        2.    Amendment to Section 3(a).    Section 3(a) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

    "Distribution Date" shall mean the date, after the date hereof, that is the earliest of (i) the tenth Business Day after the Shares Acquisition Date, or (ii) the tenth Business Day (or such later date as may be determined by action of the Board of Directors prior to such time any Person becomes an Acquiring Person) after the date of the commencement by any Person (other than an Exempt Person) of, or of the first public announcement of the intention of such Person (other than an Exempt Person) to commence, a tender or exchange offer the consummation of which would result in any Person becoming the Beneficial Owner of Common Shares aggregating 15% or more of the Common Shares then outstanding.

        3.    Effect Of Amendment.    Except as expressly amended hereby, the Rights Agreement shall remain in full force and effect.

        4.    Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

        5.    Governing Law.    This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

        6.    Counterparts.    This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

        7.    Descriptive Headings.    Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and their seals attested, all as of the day and year first above written.

CIBER, INC., the Company
By:	Name:
Title:
UMB BANK, N.A., as Rights Agent
By:	Name:
Title:

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  Exhibit 4.2(ii)
AMENDMENT TO RIGHTS AGREEMENT